UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2019

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File No. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267, and the Registrant’s Form F-3 Registration Statement, as amended, File No. 333-214816.

On November 14, 2019, Professor Itzhak Krinsky, Ph.D tendered his resignation from the Board of Directors of Kamada Ltd., effective immediately, due to personal reasons.

Accordingly, Professor Itzhak Krinsky will not be standing for re-election at the 2019 Annual General Meeting of Shareholders of the Company to be held on December 24, 2019 (the “Meeting”), as set forth in the Notice and Proxy Statement for the Meeting filed on Form 6-K with the Securities and Exchange Commission on November 12, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 18, 2019	KAMADA LTD.

	By:	/s/ Orna Naveh
Orna Naveh
General Counsel and Corporate Secretary